
07007119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 POPLAR AVENUE, SUITE 150
(No. and Street)

MEMPHIS (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. DON RITCHESON - CFO - WUNDERLICH SECURITIES (901) 251-1330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVENUE, SUITE 200 (Address) MEMPHIS (City) TN (State) 38138 (Zip Code)

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD A. RITCHESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WUNDERLICH SECURITIES, INC., as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public


JOAN C. LEMSER
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY

MY COMMISSION EXPIRES: MAY 11, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SCHEDULES

June 30, 2007 and 2006

TABLE OF CONTENTS


WATKINS
UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2007 and 2006, and the related statements of changes in financial condition, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
August 24, 2007

Watkins Uiberall, PLLC

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-0606 *901-761-2720 • Fax: 901-683-1120 • www.wucpas.com*

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$ 620,774	$ 367,839
Accrued commissions and bonuses	2,646,630	1,170,165
Accrued state taxes	50,000	40,000
Securities sold, not yet purchased, at market value	1,468	31,483
Note payable to clearing organization	1,750,000	-
Deferred taxes	42,121	-
	5,110,993	1,609,487
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	300,000	300,000
Common stock, $1 par value; 66,500 shares authorized, 65,362 shares issued and outstanding at June 30, 2007 and 100,000 shares authorized, 98,862 shares issued and 81,362 outstanding at June 30, 2006	65,362	81,362
Additional paid-in capital	4,523,181	7,032,977
Retained earnings (deficit)	33,576	(594,204)
	4,922,119	6,820,135
Less treasury stock at cost, 0 shares at June 30, 2007 and 17,500 shares, common stock, at June 30, 2006	-	(1,732,500)
	4,922,119	5,087,635
Total liabilities and stockholders' equity	$ 10,033,112	$ 6,697,122

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

For the Years Ended June 30, 2007 and 2006

	2007	2006
Revenues:		
Commissions and trading gains	$ 28,152,116	$ 22,458,527
Interest and dividend income	736,591	596,091
Total revenues	28,888,707	23,054,618
Expenses:		
Employee compensation and benefits	21,023,553	16,569,151
Communications	1,575,700	1,319,405
Occupancy	1,955,732	1,631,798
Insurance	198,189	74,109
Professional fees	781,358	1,063,872
Brokerage and clearing costs	1,020,186	739,593
Other selling, general, and administrative expenses	1,206,274	844,531
Total expenses	27,760,992	22,242,459
Income before taxes	1,127,715	812,159
Provision for Federal and State Taxes		
Current	(276,785)	(14,000)
Deferred tax expense	(223,150)	(186,723)
Net income	$ 627,780	$ 611,436

The accompanying notes are an integral part of the financial statements.

Additional paid-in capital	Retained earnings (deficit)	Treasury Stock	Total stockholders' equity
$ 3,468,977	$ (929,104)	$ -	$ 2,902,735
-	(176,536)	-	(176,536)
3,468,977	(1,105,640)	-	2,726,199
3,564,000	-	-	3,600,000
-	-	(1,732,500)	(1,750,000)
-	(100,000)	-	(100,000)
-	611,436	-	611,436
7,032,977	(594,204)	(1,732,500)	5,087,635
806,704	-	-	806,704
(1,584,000)	-	-	(1,600,000)
(1,732,500)	-	1,732,500	-
-	627,780	-	627,780
$ 4,523,181	$ 33,576	$ -	$ 4,922,119

WUNDERLICH SECURITIES
(A WHOLLY OWNED, SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2007 and 2006

Subordinated borrowings at June 30, 2005	$ -
Issuance of subordinated notes	900,000
Payment of subordinated notes	(900,000)
Subordinated borrowings at June 30, 2006	-
Issuance of subordinated notes	1,750,000
Payment of subordinated notes	-
Subordinated borrowings at June 30, 2007	$ 1,750,000

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2007 and 2006

	2007	2006
Cash Flows Provided By (Used For) Operating Activities:		
Net income	$ 627,780	$ 611,436
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For) Operating Activities:		
Depreciation and amortization	368,867	287,131
Loss on sale of property and equipment	32	-
Changes in Operating Assets and Liabilities:		
Cash segregated under federal and other regulations	-	75,000
Securities owned	(1,104,964)	310,648
Receivable from clearing organizations	(830,100)	(419,959)
Receivables from other brokers or dealers	3,662	83,665
Prepaid expenses	74,152	(168,055)
Deferred expenses	(6,771)	(118,237)
Receivable from affiliates	(246,845)	(167,500)
Other assets	26,288	250,129
Deferred taxes	223,150	186,723
Accounts payable and accrued expenses	252,935	49,775
Accrued commissions and bonuses	1,476,465	373,268
Accrued state taxes	10,000	-
Securities sold, not yet purchased	(30,015)	(203,884)
Total adjustments	216,856	538,704
Net cash provided by operating activities	844,636	1,150,140
Cash Flows From (Used For) Investing Activities:		
Purchases of property and equipment	(446,453)	(410,272)
Cash Flows From (Used For) Financing Activities:		
Proceeds from issuance of subordinated debt	1,750,000	900,000
Principal payments on subordinated debt	-	(900,000)
Dividends paid	-	(100,000)
Redemption of common stock	(1,600,000)	(1,750,000)
Proceeds from issuance of common stock	-	3,600,000
Net cash from financing activities	150,000	1,750,000
Net increase in cash and cash equivalents	548,183	2,489,868

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended June 30, 2007 and 2006

	2007	2006
Net increase in cash and cash equivalents	548,183	2,489,868
Cash and cash equivalents beginning of year	2,997,902	508,034
Cash and cash equivalents end of year	$ 3,546,085	$ 2,997,902
Supplemental disclosures:		
Cash paid during the year for interest	$ 56,852	$ 8,738
Cash paid during the year for income taxes	$ 11,521	$ -
Non-cash operating and financing activities:		
Equity contribution of property and equipment by parent company	$ 20,928	$ -
Equity contribution of intangible assets by parent company	$ 797,200	$ -

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2007 and 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and has branch offices in Memphis, Tennessee, Houston, Texas, St. Louis, Missouri, Chicago, Illinois, New York, New York, Mineola, New York, Great Neck, New York, and Hartville, Ohio. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007 the Company had net capital of $3,476,192, which was $3,156,472 in excess of its required net capital of $319,720, and the Company's net capital ratio was 1.38 to 1. At June 30, 2006 the Company had net capital of $2,991,537, which was $2,741,537 in excess of its required net capital of $250,000, and the Company's net capital ratio was .91 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange and Daiwa Securities (Daiwa), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing and Daiwa as the Company's clearing firm. The clearing firms remit the commissions, net of clearing charges, to the Company on a bi-monthly basis.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transaction in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits with Clearing Organization

The Company maintains a margin account with First Clearing. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Included in receivable from clearing organizations are clearing deposit accounts that the clearing companies require the Company to maintain with certain minimum balance in cash or cash equivalents. The deposits are maintained in separate interest bearing accounts. At June 30, 2007 and 2006, the balance in the clearing deposit account at First Clearing amounted to $110,188 and $105,278, respectively. At June 30, 2007 and 2006, the balances in the clearing deposit account at Daiwa amounted to $252,380 and $0, respectively. At June 30, 2007 and 2006, the balances in the clearing deposit account at National Financial amounted to $0 and $250,000, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from two to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company has adopted Statement of Financial Accounting Standards Number 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109 deferred income taxes arise from

temporary differences between the financial statement and tax basis of assets and liabilities. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carryforwards for financial reporting and tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded when received, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2007 and 2006 was $70,876 and $96,590, respectively.

NOTE 2 – SECURITIES OWNED

Securities owned are carried at estimated fair value and consists of the following as of June 30:

	2007	2006
U.S. governmental obligations	$ 1,087,225	$ 11,009
State and local government obligations	40,569	63,341
Corporate stock	116,494	54,974
Corporate bonds	-	10,000
	$ 1,244,288	$ 139,324

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation consists of the following at June 30:

	2007	2006
Office furniture and equipment	$ 1,755,945	$ 1,408,890
Leasehold improvements	479,189	457,956
	2,235,134	1,866,846
Less accumulated depreciation	(1,511,619)	(1,281,798)
	$ 723,515	$ 585,048

Depreciation expense for the years ended June 30, 2007 and 2006 was $332,680 and $287,131.

NOTE 4 – PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee's eligible compensation. The Company's match for the years ended June 30, 2007 and 2006 was $172,758 and $165,402, respectively. In addition to this match the Company may make discretionary profit sharing contributions to this plan. However, for the years ended June 30, 2007 and 2006, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 5 – DEFERRED EXPENSE

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2007 and 2006 was $179,282 and $167,500, respectively, and was included in employee compensation and benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has receivables from related companies of the following as of June 30:

	2007	2006
Wunderlich Investment Company, Inc.	$ 438,848	$ 203,427
Wunderlich Capital Markets, Inc.	9,249	9,249
	$ 448,097	$ 212,676

During 2007 and 2006, the Company paid Wunderlich Investment Company, Inc. $360,000 and $300,000, respectively, in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets at June 30, 2007 and 2006 consisted of the following:

	Asset Life (Years)	2007		
		Cost	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (10,075)	$ 116,525
Representative relationships	7	628,100	(29,910)	598,190
		754,700	(39,985)	714,715
Non-amortizable intangible assets				
Trade name		42,500	-	42,500
		$ 797,200	$ (39,985)	$ 757,215

	Asset Life (Years)	2006		
		Cost	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:				
Employee agreements	-	$ -	$ -	$ -
Representative relationships	-	-	-	-
		-	-	-
Non-amortizable intangible assets				
Trade name		-	-	-
		$ -	$ -	$ -

NOTE 8 – INCOME TAXES

The provision for income taxes consisted of the following for the year ended June 30, 2007 and 2006:

	2007	2006
Current:		
Federal	$ 250,000	$ 14,000
State	26,785	-
	276,785	14,000
Deferred:		
Federal	185,089	133,588
State	38,061	53,135
	223,150	186,723
	$ 499,935	$ 200,723

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets related to:		
Net operating loss carryforwards		
Federal	$ -	$ 102,117
State	17,140	44,655
Property and equipment, net		
Federal	-	46,135
State	-	5,262
	$ 17,140	$ 198,169
Deferred tax liabilities related to:		
Property and equipment, net		
Federal	$ 36,836	$ -
State	5,285	-
	$ 42,121	$ -

The amounts have been presented in the Company's financial statements as follows:

	2007		2006	
Deferred tax assets				
Federal	$	-	$	148,252
State		17,140		49,917
	$	17,140	$	198,169
Deferred tax liabilities				
Federal	$	36,836	$	-
State		5,285		-
	$	42,121	$	-

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets.

As of June 30, 2007, the Company had net operating loss carryforwards for state tax purposes. The state net operating loss amounted to $345,000 and expires between June 30, 2016 and June 30, 2020.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

At June 30, 2007, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2008	$	1,107,570
2009		1,123,253
2010		1,046,711
2011		969,552
2012		765,532
Thereafter		1,442,595
	$	6,455,213

Rent expense for the years ending June 30, 2007 and 2006 was approximately $1,402,796 and $1,148,389, respectively.

As part of a building lease, the Company obtained a letter of credit from a bank in the amount of $280,000. The required amount is reduced by $50,000 per year until the remaining balance

equals $80,000. At June 30, 2007 and 2006, the remaining balance of the letter of credit was $77,000 and $80,000, respectively. In 2007, the Company entered into a new building lease, which required a letter of credit from a bank in the amount of $34,283.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of business; however, management does not feel that any ongoing litigation will materially affect the financial statements.

NOTE 10 – STOCK-BASED COMPENSATION

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of the Company's sole stockholder, Wunderlich Investment Company, Inc. The options are granted at an exercise price equal to the estimated fair value and employees vest into the plan over a three-year period beginning on the date of hire. The options expire on the sixth anniversary of issuance. Options currently outstanding expire between 2007 and 2012. Additional information with respect to the Company's outstanding stock options is set forth below:

	Weighted Average Price	Number
Options:		
Outstanding, beginning of year	$ 18.43	94,369
Expired	21.59	(12,382)
Granted	18.00	20,000
Outstanding, end of year	$ 17.76	101,987

The following table summarizes information about stock options at June 30, 2007:

Exercise Price		Options Outstanding	Weighted Average Contractual Life
$	26.97	1,445	.25 years
	24.51	3,356	.25 years
	25.00	2,500	.50 years
	29.70	470	1.00 years
	27.00	605	1.00 years
	25.00	5,000	1.50 years
	20.00	8,408	2.00 years
	18.00	20,000	3.00 years
	15.00	17,411	3.00 years
	15.00	29,240	4.00 years
	18.00	13,552	5.00 years
		101,987	3.18 years

NOTE 11 – DEBT

The Company has a subordinated note payable to a clearing organization in the amount of $1,000,000. The note pays interest annually at the prime rate plus .25%, currently 8.25%. The loan will be repaid over the next five years with annual payments of $200,000 plus accrued interest payable due on August 30th.

The Company has a subordinated note payable to a clearing organization in the amount of $750,000. The note pays interest annually at the prime rate plus .25%, currently 8.25%. The loan will be repaid over the next five years with annual payments of $150,000 plus accrued interest payable due on May 31st.

At June 30, 2007, future maturities of long-term debt are as follows:

2008	$	350,000
2009		350,000
2010		350,000
2011		350,000
2012		350,000
	$	1,750,000

NOTE 12 – PRIOR PERIOD ADJUSTMENT

During the year ended June 30, 2006, the Company discovered an error in the calculation of the receivable from the clearing company. The effect of the adjustment was to reduce both accounts receivable and retained earnings by $176,536.

NOTE 13 – SUBSEQUENT EVENT

Subsequent to year-end, Wunderlich Investment Company (the parent company) is in negotiations to sell 70% of Wunderlich Investment Company common stock to an unrelated party. As part of the purchase agreement, Wunderlich Investment Company will redeem 100% of all outstanding stock options. See note 9. The net expense to Wunderlich Investment Company will approximate $2,065,000. In addition, this agreement also calls for the redemption of all outstanding warrants issued for common stock in Wunderlich Investment Company. The purchase price of the warrants is expected to approximate $1,380,000.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15(c) 3-1 (a) (1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2007 and 2006

	2007	2006
Total capital per financial statements	$ 4,922,119	$ 5,087,635
Add:		
Liabilities subordinated to claims of general creditors	1,750,000	-
Deductions:		
Total nonallowable assets	(3,172,055)	(2,080,694)
Net capital before haircuts on securities positions	3,500,064	3,006,941
Haircuts on securities positions:		
Exempted securities	(6,948)	(4,647)
Debt securities	(50)	(300)
Other securities	(16,874)	(10,457)
Net capital	$ 3,476,192	$ 2,991,537

Computation of Basic Net Capital Requirement

	2007	2006
Aggregate indebtedness	$ 4,795,806	$ 2,728,288
Net capital requirement	$ 319,720	$ 250,000
Excess net capital	$ 3,156,472	$ 2,741,537
Aggregate indebtedness to net capital	138%	91%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences that exist between the net capital computation above and the computation included in the corresponding amended unaudited FOCUS Report, Form X-17 A-5, Part II for June 30, 2007, as filed on August 27, 2007.



Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audits of the financial statements of Wunderlich Securities, Inc. (the Company), for the years ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-0606 *901-761-2720 • Fax: 901-683-1120 • www.wucpas.com*

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Memphis, Tennessee
August 24, 2007

END